(Picture of fire flame)                Roanoke Gas
                                       1995 Annual Report

                               CORPORATE MISSION STATEMENT

         Roanoke Gas Company provides superior customer and stockholder value by being the preferred choice for safe, dependable, efficient, economical energy and services in the market it serves.

Strategic Goals

1. To aggressively improve marketability by providing services to meet the needs of our existing and potential customers.

2.   To optimize rate of return and shareholder value.

3. To increase productivity of human and physical resources through visionary leadership, sound management and active employee involvement and development giving each employee the opportunity to succeed.

4. To project a positive image of every aspect of the Company to its customers, stakeholders and community.

5. To promote effective communications, both internal and external, to enable success.

6. To grow the Company's markets through expansion and acquisition of existing business units and development of new technologies and opportunities.

                        CONTENTS
Letter to Stockholders........................................................2
Review of Operations..........................................................4
Management's Discussion and Analysis..........................................7
1995 Financial Highlights....................................................13
Independent Auditors' Report.................................................14
Consolidated Balance Sheets..................................................15
Consolidated Statements of Earnings..........................................16
Consolidated Statements of Stockholders' Equity..............................17
Consolidated Statements of Cash Flows........................................18
Notes to Consolidated Financial Statements...................................19
Summary of Sales and Statistics..............................................28
Summary of Capitalization Statistics.........................................29
Roanoke Gas Company Board of Directors and Officers..........................30
Bluefield Gas Company Board of Directors and Officers........................31
Diversified Energy Company Board of Directors and Officers...................31
Notice of Annual Meeting.....................................................32

                            LETTER TO STOCKHOLDERS

Dear Stockholder:

I am pleased to say that the year ended September 30, 1995 marks the accomplishment of one of your Company's major operational goals (to increase earnings even in the face of significantly warmer than normal weather). Even though the weather was 10% warmer than normal and 14% warmer than the previous year, earnings increased by 6%. One of the major factors in this accomplishment was the redesign of the Company's rate structure to collect a greater portion of the revenues in monthly service charges thus reducing volatility of revenues due to weather. Rate redesign, along with Commission approved rate increases and a reorganization of the Company, focusing on cost control, produced improved results even in our third warmest year on record.

Our dividend  record remains  strong,  with 206 consecutive  dividends
paid.  We  are  very  pleased  with  the continued   success  of  our
Dividend Reinvestment and Stock Purchase Plan, and this year the average number of shares outstanding increased by 5%.

Natural gas continues to be the energy of choice in the areas we serve, and customer growth remained strong during the fiscal year. Customer growth was approximately 3% for Roanoke Gas, 1% for Bluefield Gas and 6% for Highland Propane.

Capital additions for the year totaled $5.6 million, including the addition of over 21 miles of new distribution mains and the replacement of over 5 miles of bare steel and cast iron piping with plastic piping. The Company remains committed to its long-term program to replace all bare steel and cast iron pipe, and these improvements should reduce future maintenance expenses. During the year we also built new office and warehouse facilities for Bluefield Gas Company and upgraded our liquefied natural gas storage facility.

The Company has transitioned well into the deregulated gas supply world created by the Federal Energy Regulatory Commission (FERC) deregulation Order 636. We continue to look for and acquire new gas storage services and gas supplies from an array of companies. Our portfolio of gas suppliers includes small companies as well as major energy suppliers such as: Amoco, Ashland Exploration, Coastal Gas Marketing, Columbia Energy Services, Hadson Corporation and Mobil Natural Gas. We have been buying some gas directly from producers and marketers since the early 1980s and have found the most important ingredient to a supply contract is how well the Company responds to weather emergencies and related problems. Since the implementation of FERC Order 636 in the Fall of 1993, which removed our interstate pipelines from the gas merchant business, we have purchased all of our gas supplies directly from producers or marketers. We are pleased with the relations we have enjoyed with these companies and expect to continue them during the coming year.

We are continuing our efforts to modernize the Company with the installation of state of the art software systems, training and cross-training of personnel and use of up-to-date technology in metering, pipeline pressure regulation, liquefied natural gas operations and data processing. We have also reorganized the natural gas operation by placing marketing and new construction activities in the same department to improve communica-tions and efficiency from the point of first contact with a prospective customer to installation of facilities.

         Part of the Company reorganization included an early retirement offer and a temporary hiring freeze, which reduced full-time employee levels by approximately 12%. We accomplished a major milestone this year by reaching the level of 350 customers per employee, a personal efficiency goal I have held since becoming President in 1991. We are continuing our efforts for improved employee productivity. We believe our employees and managers are talented and creative individuals who are constantly assessing ways to do their jobs better. This effort is streamlining our organization and reducing costs by helping the Company to operate more efficiently. We appreciate the contribution that our retired employees made in helping to build a Company that was able to take timely advantage of new technology and realize the benefits.


                       Roanoke Gas Company and Subsidiaries

                                CUSTOMERS
                              PER EMPLOYEE

              (CHART APPEARS HERE PLOT POINTS ARE AS FOLLOWS)

                   1991    1992     1993    1994     1995
                   285     298      310     312      362


         We are committed to the continued growth of the Company and to improving stockholder value. We hope our stockholders recognize this commitment to stock value enhancement by the progress we have made over the last year and by earnings improvement in the face of very unfavorable gas sales weather. We will continue to position the Company to take advantage of growth opportunities and to deal with a changing industry and energy market.

                    Please plan to join us again this year for a stockholders breakfast prior to our annual meeting on January 22, 1996, at which time we will update you on our operations.

                     On behalf of the Board of Directors, our management team and all Company employees, please accept our appreciation for your continuing decision to be a stockholder of Roanoke Gas Company.

Sincerely,

/s/ FRANK A. FARMER, JR.
Frank A. Farmer, Jr.
President and CEO

                           REVIEW OF OPERATIONS



FINANCIAL


The Company achieved earnings of $1,777,240 in fiscal 1995 despite experiencing weather that was 10% warmer than normal. The improvement in earnings was impacted by the Virginia State Corporation Commission's order dated September 28, 1995, granting Roanoke Gas Company an increase in gross annual revenues of $655,347 on rates put into effect on November 13, 1994. This increase, along with management's reorganization plan and emphasis on cost control and containment, produced improved results for the Company.

     The Company added $2,700,000 of long-term debt to its capital
structure in fiscal  year  1995.   Roanoke  Gas  Company  added  a total
of $2,000,000 of intermediate term debt with the issuance of $1,000,000 on both October 19, 1994 and May 19, 1995. Bluefield Gas Company issued $700,000 of intermediate term debt on October 18, 1994. The Company increased its equity capitalization by issuing $773,544 in stock through its Dividend Reinvestment and Stock Purchase Plan.

     The Company has unsecured lines of credit through its cash management system totaling $13,000,000 at interest rates of prime or less. These lines are subject to annual renewal. The average month-end balance of short-term debt in 1995 was approximately $2,809,000, at an average interest rate of 6.07%. The month-end balance at September 30, 1995 was $1,442,000, at an average interest rate of 6.27%. The Company may restructure its long-term debt financing in late fiscal 1996 or early fiscal 1997 to coincide with the maturity of several issues.

     Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information on the Company's capital resources and for an analysis of changes in revenues and expenses.


GAS SUPPLY


The one benefit of the warmer than normal weather in 1995 was the reduction of natural gas supply acquisition costs. For fiscal 1995, commodity indexes for natural gas averaged about 23% below the previous year. Roanoke and Bluefield Gas Companies' combined cost of gas was $27,027,507 reflecting both lower gas costs and a lower total volume of gas purchases. In addition to reductions in commodity pricing, the Company is experiencing a reduction in the non-commodity fees associated with multi-year firm gas supply contracts, which will reduce gas costs over the next several years.

     Roanoke and Bluefield Gas Companies continue to use long-term (multi-year), mid-term (season) and short-term (spot) gas purchase contracts. The procurement objective is to create a reliable and economical mixture of gas supply contracts with terms that will not inhibit the Company's ability to adapt to changing market conditions. Long-term suppliers currently include Amoco Energy Trading, Ashland Exploration, Coastal Gas Marketing, Columbia Energy Services, and Mobil Natural Gas in addition to numerous other occasional spot suppliers.

     To complement the Company's wellhead spot supply contracts and to maintain reliable supplies for changing conditions, Roanoke and Bluefield Gas Companies together hold the contract capacity to approximately 2.6 billion cubic feet (BCF) of natural gas storage space. This storage includes pipeline and third party underground facilities in both the Gulf coast and Appalachian areas as well as the Company's liquefied natural gas (LNG) storage facility in Botetourt County, Virginia.

     Both Roanoke and Bluefield Gas Companies are working to decrease customer costs. With the implementation of FERC Order 636 came the ability for the companies to temporarily release unused capacity, normally during the summer period, for a fee. In the current fiscal year, Roanoke and Bluefield Gas Companies reduced costs to their customers by more than $107,000 through participation in capacity releases.



NONUTILITY OPERATIONS

Total sales by Highland Propane Company for fiscal year 1995 were 4,822,277 gallons, a decrease of 3.8% from 1994 levels on 14% warmer weather. Primary wholesale suppliers to Highland Propane included Exxon, Mobil, Commonwealth Propane, EIL Petroleum and Enron Gas Liquids.

     Propane operations are organized into geographic divisions based on areas of customer concentration and location of fuel storage facilities. Current divisions include Roanoke, Virginia; Southwest Virginia; Bluefield, West Virginia, and Rainelle, West Virginia. The Company maintains a program of evaluating additional areas for expansion or potential acquisition of existing operations.

     The Company's capital expenditures for propane operations have been focused on acquisition of additional customer premises storage tanks to meet growth, modernization and replacement of the propane delivery fleet, and development of additional or enhancement of existing bulk storage facilities.

     Total sales by Highland Gas Marketing for fiscal year 1995 were 999,504 DTHs, an increase of 88% over 1994, during which the gas marketing division was initiated and operated for only six months. Highland Gas Marketing buys interruptible supplies of spot gas along with interruptible interstate pipeline transportation services and resells them to large industrial customers that contract for local distribution line transportation service from the local utility. The gas marketing business is highly competitive with relatively low margins, but it is also a relatively low cost operation with minimal facility and personnel requirements.


PLANT ADDITIONS

Capital additions for the year totaled $5,609,292 for the consolidated companies, representing a $91,017 or 1.65% increase above last year's $5,518,275 total. New business expenditures, which include mains, meters, new service lines and propane installations, increased 13% to $2,843,290. The natural gas companies installed 1,237 new service lines and 21.2 miles of new mains compared to 1,365 new service lines and 12.3 miles of new mains last year. Main replacement and service renewal expenditures totaled $748,821, a decrease of 37% below the previous year. During the year the Company replaced 484 service lines and 5.38 miles of main compared to previous year totals of 932 services and 7.5 miles of main. The reduction in replacement expenditures was the result of an increased demand for new facilities that exceeded budget. The replacement budget for 1996 has been increased to maintain the 25-year program schedule to replace, by the year 2017, approximately 12,000 bare steel services and 210 miles of cast iron or bare steel distribution mains. This program is designed to reduce maintenance costs and improve system integrity by reducing unaccounted for gas volumes caused by leakage.

     During the year the Company expended $774,377 to complete a $1.1 million upgrade and refurbishment of the LNG plant. The plant's vaporization capacity was expanded from 25,000 MCF/day to 30,000 MCF/day with the addition of a 125 horsepower, 135 gallon/minute LNG pump and a new boiler and glycol pump. Also included in this upgrade

                      REVIEW OF OPERATIONS

was the rebuilding of the refrigerant cycle turbine to provide for increased liquefication efficiency.

     Other major increases in plant additions included $199,027 for the construction of a new Bluefield Gas Company office and warehouse facilities, $405,871 to add new support services equipment including additions to mainframe computer software, and $216,108 for the relocation of gas facilities due to road construction projects.

     For fiscal year 1996, the Company has budgeted $4,505,436 for capital expenditures. Major items will include $2.2 million for new customer additions, $960,000 to replace existing mains and services, $150,000 for relocations due to road construction projects and $450,000 for computer software and other equipment.


MARKETING AND SALES

Natural gas continues to be the energy of choice in the communities served by the Company, which enjoyed strong customer growth during the fiscal year. Customer growth was approximately 3% at Roanoke Gas, 1% at Bluefield Gas and 6% at Highland Propane.

     In June, the marketing function was reorganized with the new department called Marketing and New Construction and having responsibility for all new business from the initial contact to project completion. Commission sales representatives, whose primary goal is to focus on the conversion of electric water heaters to gas and the addition of new gas customers along existing gas mains, have proven to be highly successful. They achieved a total of 441 water heater conversions, which represents an increase of 137% over last year.

     The marketing strategy is centered on strong trade ally relationships and one-on-one contacts by members of the sales team. The program has been very successful, and the number of trade allies has grown from 5 to over 60 in the past year. The Company has been proactive in its efforts to seek feedback from the trade allies and has made improvements to operations based on their suggestions.

     Management's analysis indicated that it is more cost effective to outsource appliance sales. As a result, in July, the Company discontinued general merchandising operations and opened an Appliance Referral Center to continue to provide customers with the latest information on appliance technology.

     The Company has installed five natural gas heat pumps (York Triathlon) in its service territory. The Triathlon, with a 126% efficiency rating, is the most technologically advanced gas fired heating and cooling system on the market today. Response to the Company's market surveys concerning the Triathlon has been very positive. The Company anticipates installation of several more units in the coming year.

     The Company remains actively involved in various leadership positions within the community, including, but not limited to, the Chambers of Commerce, the Economic Development Partnership, Junior Achievement, the Virginia Manufacturers Association, the Roanoke Symphony Orchestra, the Arts Council, and the Roanoke Regional
Homebuilders Association. The Company takes its community responsibilities seriously and encourages employees and other companies to become involved in community affairs.


CUSTOMER SERVICE


The customer service reorganization plan adopted in fiscal year 1994 was further refined during 1995, particularly with regard to managing the loss of customer service employees that took advantage of the early retirement offer. The focus has been on providing quality customer service with maximum productivity. Computerization, cross-training and outsourcing have played major roles in achieving this focus.

     With a year of experience using the new Customer Information System (CIS), the customer service function has been improved by full integration into other areas of the Company, real-time access to
customer records and enhanced credit and  collections   capabilities.
Aided  by  actual  on-the-job   training  and experience,  employees
have become comfortable with the features of the new system and productivity has increased.

     All employees are now able to do multiple tasks within the customer service group as a result of the year-long effort in cross-training and job rotation. Outside training has been provided for customer service basics and telephone etiquette, with a secret caller program established to allow ongoing follow up and monitoring of employee effectiveness on the telephone. Calls into the customer service group are taped for future training and reference needs. A dedicated customer call group was established to improve overall telephone response time and to take full advantage of some advanced features of the telephone system. The Company continued to experiment with extended office hours to suit the needs of customers and used special weekend openings to assist customers based on the prediction of cold weather and seasonal customer needs.

     In an effort to further enhance the overall quality of customer service, a mail survey was used to assess the effectiveness of the customer service function in various areas, including credit, sales, service and customer service. The results were positive, with the vast majority of respondents describing customer service as excellent to very good. Complaints received were followed up for customer satisfaction and employee training.

     In addition to increased productivity from cross-training, a number of job functions were outsourced to improve overall efficiency. The former remittance processing function was outsourced to a local bank, and the second shift of the service dispatch function was outsourced to a local telephone answering service. Some aspects of the credit and collections functions were outsourced to a local collections agency with a direct computer link back to CIS software, so that collection agency employees can work real-time with the customer records.

     The Company again conducted its annual HeatShare Program, designed to provide monetary assistance to low income customers having difficulty paying their winter heating bills. Now in its thirteenth season, the program has helped more than 5,300 families with nearly $750,000 donated by the Company, employees, customers and other concerned individuals. The program is administered each year by the local Salvation Army. In addition, customer service employees provide information to needy families on additional sources of financial assistance.


INFORMATION SYSTEMS

With several consecutive years of aggressively implementing new software applications in both the Accounting System and the CIS, employees are becoming experienced users, and the Company is realizing the benefits of improved computerization. With the reduction in employee staff, the constant growth in the number of customers and an ever-increasing demand for more information in every aspect of the business, employee efficiency is critical to providing preferred services to all Company stakeholders. The focus has been on system integration, system functionality and usability, and office automation to enhance system usability and employee
performance.   In  situations  where outsourcing  is  feasible,
attention to providing seamless interfaces to the vendor has also proved vital.

     Current year implementation of integrated

 REVIEW OF OPERATIONS



systems included a new Work Order Accounting System and Continuous Property Records and Fixed Assets System. This integrated system provides the ability to track all labor, materials, equipment and miscellaneous expenses for a given work order or an entire project and tracks both plant and general assets by vintage year.

     Efforts are focused on upgrading and improving all systems to increase system functionality, while striving to make the systems easier to use. Upgrades to all Accounting Systems have been completed and CIS will soon follow. Company employees work with software vendors, and serve on their advisory boards, to improve systems. Along with increased functionality and flexibility, the new version of CIS utilizes Graphical User Interface to simplify its usage. Employees are assisting in the design and development of a Requisitioning System and Electronic Authorization System. These systems will combine to allow users to create a purchase requisition, route it to the correct management personnel for approval and generate a purchase order in the Purchasing and Inventory System.

     An office automation system is in use to improve employee communications and employee resourcefulness. E-mail gives employees faster responses to inquiries and a more reliable and better documented method of communicating. In addition, employees are learning to query an extensive AS/400 database to generate reports, inquiries and files. Output from the queries can be imported into the Office System and/or downloaded to personal computer spreadsheets and databases. Together, these systems provide a tool that gives employees direct and immediate access to other employees and system information, which is crucial to helping employees be more resourceful and innovative.

     Additional efficiency was gained by outsourcing remittance processing and collections. An interface to the bank's mainframe allows customer service employees to retrieve customer payment data and post it directly to the customer's account electronically. In addition, an interface to the collection agency allows access to past due customer accounts to assist in contacting delinquent customers.

                                             Range of            Cash Dividends
Fiscal Year Ended                           Bid Prices              Declared
September 30,                             High         Low

1995
     First Quarter.............          $18.50        $16.00          $.25
     Second Quarter............           17.00         14.00           .25
     Third Quarter.............           15.125        13.50           .25
     Fourth Quarter............           15.00         14.25           .25

1994
     First Quarter.............          $16.00        $15.75          $.25
     Second Quarter............           17.75         15.875          .25
     Third Quarter.............           17.50         16.375          .25
     Fourth Quarter............           18.50         17.00           .25


HUMAN RESOURCES
AND CORPORATE
RESTRUCTURING

To enhance the efficiency of the Company's continuing modernization efforts and systems redesign, the Company offered a voluntary Early Retirement Incentive Plan for all employees over age 55 who were vested in the Company's pension plan. Of the twenty-five eligible
employees,   twelve  accepted  the  early retirement offer effective May
1, 1995.

           Following the May 1 retirements and Robert Glenn's resignation as Vice President of Marketing, the management team was reorganized to optimize staff resources and to better structure the Company for the realities of today's energy markets. The Company now operates with three vice presidents; Arthur L. Pendleton, Vice President
- Operations, John B. Williamson, III, Vice President - Rates and Finance, and Roger L. Baumgardner, Vice President - Secretary and Treasurer. With the restructuring Jane O'Keeffe is now Assistant Vice President for Human Resources, John D 'Orazio is Director of Marketing and New Construction, Richard Pevarski is Director of Distribution/Service, Robert L. Wells, II is Director of Customer Service and Information Systems, and Michael Gagnet is Director of Energy Planning and Procurement.

           Employee count is down to levels not seen since the late 1970's, and the Company's recent operating results, despite a 10% warmer than normal year, are beginning to reflect the efficiencies and cost savings of the Company's restructuring and modernization efforts.

           Fiscal 1995 was the Company's first full year under a newly-designed Employee Medical Benefits Plan, which resulted in a reduction in expenses over the prior year and introduced managed care to the Company's employees. In August 1995, the Company introduced a new
merit-based compensation   system  for  all  nonunion   employees, more
directly linking compensation to performance on mutually-established objectives.


MARKET PRICE AND
DIVIDEND
INFORMATION

The Company's common stock was accepted for listing on the Nasdaq National Market on February 1, 1994, under the trading symbol RGCO. The Company's entry into the Nasdaq National Market provides stockholders, brokers and others with immediate access to the latest bid and ask prices and should create greater liquidity in the Company's stock. The accompanying table sets forth the range of bid prices for shares of the Company's common stock, as reported prior to February 1, 1994 in The Roanoke Times & World News and since February 1, 1994 in the Nasdaq National Market. The information in the table has been restated to retroactively reflect the 100% stock dividend, accounted for as a 2 for 1 stock split, effective July 1, 1994.

            Although the Company has paid continuous  quarterly
dividends to its stockholders since August 1, 1944, the Company has not established a formal policy with respect to dividends. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon, among other factors, earnings, capital requirements and the operating and financial condition of the Company. There can be no assurance that these or other conditions will not in the future negatively affect the Company's ability to pay
dividends.  In addition,   the  Company's  long-term   indebtedness
contains restrictions on cumulative net earnings of the Company and dividends previously paid. At September 30, 1995, there were 1,699 holders of record of the Company's common stock.

                       MANAGEMENT'S DISCUSSION & ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Roanoke Gas Company And Subsidiaries
SELECTED FINANCIAL DATA
Years Ended September 30,


                                          1995          1994          1993          1992          1991

Operating Revenues ................   $48,611,147   $58,195,857   $57,715,679   $49,147,998   $45,698,964
Operating Margin ..................    19,435,864    19,902,497    18,297,030    16,645,764    15,294,933
Operating Earnings ................     3,522,258     3,537,267     3,235,269     2,848,130     2,412,577
Earnings Before Interest Charges
    and Cumulative Effect of
    Accounting Change .............     3,701,907     3,592,351     3,264,713     3,051,031     2,293,640
Earnings Before Cumulative
    Effect of Accounting Change ...     1,777,240     1,677,098     1,441,336     1,305,125       722,817
Net Earnings ......................     1,777,240     1,677,098     1,441,336     1,305,125     1,579,757
Earnings Per Share:
    Earnings before Cumulative
        Effect of Accounting Change          1.26          1.25          1.13          1.03          0.58
Cumulative Effect of
         Accounting Change ........          --            --            --            --            0.69
Net Earnings ......................          1.26          1.25          1.13          1.03          1.27
        Cash Dividends Declared
    Per Share .....................          1.00          1.00          1.00          1.00          1.00
Book Value Per Share ..............         12.25         11.88         11.36         11.16         11.11
        Average Shares Outstanding      1,408,659     1,339,402     1,280,176     1,264,994     1,245,932
Total Assets ......................    51,614,667    49,579,447    48,758,728    45,325,270    40,859,083
Long-Term Debt
    (Less Current Portion) ........    17,504,047    16,414,900    16,530,499    16,936,500     9,364,500
Stockholders' Equity ..............    17,555,172    16,424,919    14,652,663    14,176,330    14,029,201

Shares Outstanding at September 30,     1,432,512     1,382,343     1,289,302     1,269,924     1,263,102


General

The primary business of Roanoke Gas Company and its public utility affiliates is the distribution of natural gas to approximately 50,000 customers in the cities of Roanoke, Salem and Bluefield, Virginia and Bluefield, West Virginia, and the surrounding areas, at rates and charges regulated by the State Corporation Commission in Virginia (the Virginia Commission) and the Public Service Commission in West Virginia (the West Virginia Commission). The Company is required, as a public utility, to ensure that it has the capacity to adequately serve the ongoing needs of its customers. The Company also continues to expand its facilities to keep pace with the industrial and commercial development and residential growth in its service areas. The Company continues to experience steady customer growth, and anticipates continuing this trend by attracting adequate investment capital, along with adequate and timely increases in rates when needed from the state commissions. The Company serves approximately 6,000 propane customers in southwestern Virginia and southern West Virginia and serves natural gas industrial transportation customers by brokerage of natural gas supplies through its subsidiary, Diversified Energy Company which trades as Highland Propane and Highland Gas Marketing.

        Continued public acceptance and a growing preference for natural gas as a competitively priced, clean and efficient fuel for space heating and other residential, commercial and industrial applications have prompted the steady increase in the number of customers served and in the cost of constructing facilities required to serve them. Energy conservation and the availability of modern, highly efficient furnaces and other appliances for replacement and new services in better-insulated homes continue to result in a slight decline in per capita residential usage. The effect of such per capita declines, unless offset by new customer growth, abnormally cold weather, or rate relief, could result in a decline or attrition in the Company's net operating earnings as a percentage of the equity component of the rate base. Competition from alternate fuels and/or supplies could also impact the Company's profitability levels.

        Industry and regulatory issues that have affected the Company's operations from time to time and may affect the Company's operations in the future include the following: (i) obtaining adequate rate relief from regulatory authorities on a timely basis; (ii) earning on a consistent basis an adequate return on invested capital; (iii) increasing expenses and the vitality of the economy; (iv) price competition from alternate fuels; (v) volatility in the price of natural gas and propane; (vi) some uncertainty in the projected rate of growth of natural gas and propane requirements in the Company's service area; and (vii) the development of natural gas and propane as an alternative fuel. In addition, the Company's business is seasonal in character and strongly influenced by

                       MANAGEMENT'S DISCUSSION & ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



weather conditions. Management of the Company believes that the Company has the resources and skills to deal successfully with these and other issues.


                               CAPITAL RESOURCES
                                 AND LIQUIDITY

The Company made only minor changes to its overall capitalization during fiscal year 1995. Long-term debt increased from $17.1 million to $18.7 million, reflecting the net results of $1,124,703 in consolidated retirements and the issuance of $2,700,000 in intermediate debt : $1,000,000 at 7.48%, $1,000,000 at
7.64% and $700,000 at 30-day LIBOR plus 120 basis points. Short-term debt on a consolidated basis decreased by $3,793,000, reflective of the impact of lower gas costs related to inventories of storage gas and replacement by intermediate-term debt.

        Stockholders' equity increased by $1,130,253, reflecting an increase of $361,159 in retained earnings and proceeds of $769,094, net of stock issuance costs of $4,450, of new stock purchases through the Company's Dividend Reinvestment and Stock Purchase Plan (the Plan) for the period. Effective November 15, 1993, the Company amended the Plan to allow customers to buy common stock directly from the Company through participation in the Plan and to allow existing stockholders additional flexibility in the purchase of Company common stock through optional cash payments and for the reinvestment of dividends. The purchase price of Company common stock under the Plan is based upon the fair market value of such common stock, determined by the Board of Directors based on the closing sales price of the Company's common stock on the Nasdaq National Market on the investment date, if the investment date is a trading day, or if not, the first trading day prior to such day.

        The Company's capital expenditures for the year were a combination of replacements and expansions, reflecting the need to replace older cast iron and bare steel pipe in the system, while continuing to meet the demands of customer growth. Total capital expenditures for the period were approximately $5.63 million, broken down to $4.49 million for Roanoke Gas Company, $.57 million for Bluefield Gas Company and $.57 million for Highland Propane Company. Depreciation cash flow provided approximately $2.6 million in support of capital expenditures, or approximately 46% of total investment. Historically, consolidated capital expenditures were $5.7 million in 1994 and $3.9 million in 1993. It is anticipated that future capital expenditures will be funded with the combination of depreciation cash flow, retained earnings, sale of common stock through the Plan and issuance of debt.

        At September 30, 1995, the Company had available lines of credit totaling $13.0 million for its short-term borrowing needs, of which $1,442,000 was outstanding. Short-term borrowing, in addition to providing limited capital project bridge financing, is used to finance summer and fall gas purchases which are injected into storage in the underground facilities of Columbia Gas Transmission Corporation, Tennessee Gas Pipeline Company and Virginia Gas Storage Company, as well as in the Company's own LNG facility, to ensure adequate winter supplies to meet customer demand. With the implementation of the FERC Order 636 in fiscal year 1993, the Company has seen an increase in its storage gas requirements and a corresponding need for additional seasonal short-term borrowings in support of gas inventories.

        Short-term borrowings, together with internally-generated funds, long-term debt and the sale of stock, have been adequate to cover construction costs, debt service and dividend payments to stockholders. The terms of short-term borrowings are negotiable, with average rates of 6.07% in 1995, 3.90% in 1994 and 3.83% in 1993. The lines do not require compensating balances. In May of 1994, the Company implemented a cash management program, which provides for daily balancing of the Company's temporary investment and short-term borrowing needs with interest rates indexed to the 30-day LIBOR rate plus a premium. The program allows the Company to maximize returns on temporary investments and minimize cost on short-term borrowings.

        At September 30, 1995 and 1994, the Company's consolidated total capitalization was composed of 50% equity and 50% long-term debt. The sale of stock pursuant to the Plan, the accumulation of retained earnings, and the issuance of additional long-term debt account for the composition consistency from 1994 to 1995.


                              REGULATORY AND RATE
                                CASE PROCEEDINGS

On September 28, 1995, the Virginia Commission issued a final order on Roanoke Gas Company's rate increase application filed on June 15, 1994. The Commission's order granted a general rate increase in the amount of $655,347, with an allowed return on equity of 11.7%. The Company anticipates refunding to customers the difference between the rates put into effect under bond on November 13, 1994 and the final rates approved by the Virginia Commission in the first quarter of fiscal year 1996. At September 30, 1995, the Company has established a reserve to cover the anticipated refund to customers.

                       MANAGEMENT'S DISCUSSION & ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


        The key aspects of the Roanoke Gas Company rate case application were recovery of cost increases, improved rate design and updated terms and conditions for providing service. The changes to rate design were intended to recover a larger portion of the Roanoke Gas Company's costs from the fixed monthly customer charge in order to lessen the earnings impact of swings in weather and to provide more service options for large industrial customers.

        On September 20, 1995, the Virginia Commission issued a final order on Commonwealth Public Service Corporation's case, granting a $21,571 award on a case filed on December 2, 1994. Commonwealth Public Service Corporation is a subsidiary of Bluefield Gas Company and represents the portion of the Bluefield system located on the Virginia side of the Virginia/West Virginia jurisdictional border.


                             RESULTS OF OPERATIONS

Net earnings for 1995 were $1,777,240, compared to $1,677,098 in 1994 and $1,441,336 in 1993. The increase from $1,441,336 in 1993 to $1,677,098 in 1994 was the result of increased rates in the natural gas business, improved margins in propane, plus additional sales volumes for both natural gas and propane due to weather that was 4% colder than normal. The increase from $1,677,098 in 1994 to $1,777,240 in 1995 can be attributed to increased rates put into effect in November 1994 and management's restructuring and cost containment plans. Future earnings of the Company would be positively impacted by such factors as rate design, customer growth, colder weather and timely and adequate rate relief. There can be no assurance, however, whether these factors will occur or to what extent.

        Operating revenues for natural gas decreased to $44,061,737 in 1995 from $53,525,307 in 1994 and $53,505,519 in 1993. Revenues for 1994 were up only
$19,798 over 1993 even though sales volumes increased 446,693 MCF, or 4.5%. This was primarily the result of a 7.3% decrease in the cost per unit of natural gas. Revenues for 1995 were down $9,463,570 from $53,525,307 in 1994 due to a decrease of 305,161 MCF in total sales volume associated with 14% warmer weather and a 16.76% decrease in the cost per unit of natural gas. Operating revenues for propane were $4,549,410 compared to $4,670,550 in 1994 and $4,210,160 in
1993. Propane revenues increased $460,390 in 1994 over 1993 from increased sales due to 4% colder than normal weather and a 22% increase in the number of customers, along with a slight increase in its operating margin. The revenues for 1995 decreased $121,140 from $4,670,550 in 1994 primarily from a decrease in volume associated with 14% warmer weather.

        The volume of natural gas delivered to customers was down to 9,961,877 MCF in 1995 from 10,267,038 MCF in 1994, but up from 9,820,345 MCF delivered in 1993. The 1994 increase in volume over 1993 can be primarily attributed to weather and customer growth. The decline in the 1995 volume of 305,161 MCF can be attributed to weather that was approximately 14% warmer than the weather for 1994. While customer growth was on par for the period and sales to interruptible customers were up, the weather had a significant impact on sales to our residential and commercial customers. Propane sales volumes for 1995 were 4,822,277 gallons compared to 5,012,830 gallons in 1994 and 4,586,334 gallons in 1993. The increase in the volume for 1994 over 1993 was significantly impacted by a 22% increase in the number of customers. The current year decrease of 190,553 gallons from 1994 was primarily due to weather that was approximately 14% warmer than the weather for 1994.

        The cost of natural gas was $27,027,507 in 1995 compared to $36,109,555 in 1994 and $37,254,296 in 1993. The price of natural gas had been on a steady decline since 1993, when the price for the current three-year period hit its peak due to the effects of Hurricane Andrew and colder than normal weather. The cost began to decrease with fiscal 1994 and, after a few months of fluctuations, continued to decline in 1994 and ended the period 7% below 1993 costs. Costs continued to decline in fiscal 1995 as the nation experienced a very warm winter and the per unit price of natural gas decreased approximately 17%. The cost of propane was $2,147,776 in 1995 compared to $2,183,805 in 1994 and $2,164,353 in
1993. The total cost of propane increased in 1994 over 1993 due to increased sales volume, offset by the decreased unit price of propane, due to an increase in the supply of propane due to the lack of crop drying in the Midwest as a result of crop destruction from flooding. The total cost of propane decreased in 1995 to $2,147,776 from $2,183,805 in 1994 due to a volume decrease associated with approximately 14% warmer weather even though the per unit price increased approximately $.01.

        Other operations and maintenance expenses were $8,959,677 in 1995 compared to $9,379,785 in 1994 and $8,603,786 in 1993. The increase of $775,999 from 1993 to 1994 was primarily attributable to increased labor costs and increases in medical and postretirement benefits expenses. The decrease of $420,108 from 1994 to 1995 is the result of management's reorganization via an early retirement incentive plan and an austerity program placed into effect as a result of the warm weather. Also, maintenance expenses for the last half of the year were limited to essential or required areas and an emphasis was placed on renewal versus repair.

        General taxes decreased to $2,082,896 in 1995 from $2,395,379 in 1994

                       MANAGEMENT'S DISCUSSION & ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                              GROSS UTILITY PLANT
                   (Including Construction Work-In-Progress)
                    Millions of Dollars: 1995 -- $57,369,281

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and $2,249,534 in 1993. These taxes generally increase as a result of property taxes on additional facilities and gross receipts and business and occupation taxes associated with increases in gross revenues. The increase from 1993 to 1994 was also due to property tax reassessments in Botetourt County, Virginia, the site of our LNG facility. The decrease in taxes for 1995 was primarily a result of lower gross receipts taxes on total revenues due to lower cost of gas

        Income taxes on the natural gas utilities for 1995, 1994 and 1993 were $711,437, $646,442 and $639,052, respectively. Income taxes increased in proportion to taxable earnings for each year. See note 5 of the notes to consolidated financial statements for additional information on income taxes.

        Depreciation and amortization expenses increased to $2,133,488 in 1995 from $1,945,672 in 1994 and $1,766,096 in 1993. The increase of $179,576 from
1993 to 1994 and $187,816 from 1994 to 1995 represents depreciation on normal additions to plant in service.

        Other operating expenses-propane operations consist of the operating and maintenance expenses, taxes and depreciation of Highland Propane. These costs increased to $2,026,108 in 1995 from $1,997,952 in 1994 and $1,803,293 in 1993.
The $194,659 increase in 1994 expenses over 1993 was mainly attributable to higher benefits costs, increased maintenance expenses on customer and Company storage tanks, and increased income taxes due to higher taxable income. The $28,156 increase in 1995 expenses over 1994 was largely attributable to increased legal and pension benefit costs

        Other income, net of other deductions, was $179,649, $55,084 and $29,444 for 1995, 1994 and 1993, respectively. The increase of $25,640 from 1993 to 1994 was the result of increased interest income from investment property and a newly-implemented cash management system, combined with additional income from the brokerage of natural gas through a subsidiary. The increase of $124,565 from 1994 to 1995 is mainly the result of improved jobbing revenues due to enhanced service billing rates and the elimination of the merchandise function in the natural gas utilities. In the propane operations, a deferred gain was recognized on the sale of investment property and revenues from the brokerage of natural gas increased.

        Total interest charges increased to $1,924,667 in 1995 from $1,915,253 in 1994 and $1,823,377 in 1993. The interest charges for 1994 were up $19,876 over 1993 due to interest on supplier refunds and rate refunds and a higher average balance of long-term debt. The total interest charges for 1995 increased $9,414 over 1994 due to a higher average balance of long-term debt. Short-term interest declined in 1995 due to the decrease in interest on supplier refunds. The interest expense in the propane operations was down significantly due to a lower average borrowing balance.



                               ACCOUNTING CHANGES

Effective October 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which establishes a new accounting principle for the cost of retiree health care and other postretirement benefits. Prior to October 1, 1993, the Company recognized these benefits on the pay-as-you-go method. The cumulative effect of the change in method of accounting for postretirement benefits other than pensions of $4,746,000 was determined as of October 1, 1993 and is being amortized on a straight-line basis over a 20-year period for financial reporting purposes and over a 40-year period for regulatory accounting treatment. The adoption of Statement 106 resulted in an increase in net periodic postretirement benefits cost for the year ended September 30, 1994 from approximately $296,000 under the pay-as-you-go method to $649,936 under Statement 106, with approximately 67% of the consolidated annual cost being recovered from the Company's customers through rates. The effect of adopting Statement 106 on net income was a decrease of $77,087, or $.06 per share.

        Effective October 1, 1993, the

                       MANAGEMENT'S DISCUSSION & ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Company also adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The adoption of Statement 109 did not have a material impact on the Company's consolidated financial statements, and accordingly, no cumulative effect of accounting change was reported in the 1994 consolidated statement of earnings. Prior years' consolidated financial statements have not been restated to apply the provisions of Statement 109.


                               RECENT ACCOUNTING
                                  DEVELOPMENTS

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (Statement 107), which is required to be adopted by the Company for the fiscal year ending September 30, 1996. Statement 107 extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. If estimating fair value is not practicable, Statement 107 requires disclosure of descriptive information pertinent to estimating the fair value of a financial instrument.

The FASB has issued Statement of Financial Accounting Standards No. 116, Accounting for Contributions Received and Contributions Made (Statement 116), which is required to be adopted by the Company for the fiscal year ending September 30, 1996. Statement 116 requires the Company to record contributions made, including unconditional promises to give, as expenses in the period made at their fair values. Company management has determined that the adoption of Statement 116 will not have a material impact on the Company's consolidated financial statements.

        The FASB has also issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (Statement 121), which is required to be adopted by the Company for the fiscal year ending September 30, 1997. Statement 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles should be based on the fair value of the asset. Statement 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of generally be reported at the lower of carrying amount or fair value less cost to sell. In addition, Statement 121 requires that a rate-regulated enterprise recognize an impairment for the amount of costs excluded when a regulator excludes all or part of a cost from the enterprise's rate base. The Company has not completed its quantification of the effect of the adoption of this Statement, but it is anticipated that the adoption of Statement 121 will not have a material impact on the Company's consolidated financial statements.


                              IMPACT OF INFLATION

The cost of natural gas represented approximately 66% , 72% and 74% of the total operating expenses of the Company's gas utilities' operations for


                                   GAS SALES
                               Volume (Millions)
                              1995 - 9,961,877 MCF

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                                   11

                       MANAGEMENT'S DISCUSSION & ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                      Roanoke Gas Company And Subsidiaries
                         Year Ended September 30, 1995

                      HOW 1995 REVENUE DOLLARS WERE SPENT



Gross
Revenues
$51,307,095

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COST OF GAS AND PROPANE           $29,175,283
SALARIES AND WAGES                $ 5,082,409
ALL OTHER EXPENSES                $ 7,654,381
TAXES                             $ 3,129,987
INTEREST CHARGES                  $ 1,924,667
DEPRECIATION AND AMORTIZATION     $ 2,563,128
DIVIDENDS DECLARED TO OWNERS      $ 1,416,081
EARNINGS RETAINED IN BUSINESS     $   361,159



fiscals 1995, 1994 and 1993, respectively. However, under the present regulatory PGA mechanism, the increases and decreases in the wholesale cost of gas are passed through to the Company's customers.



        Inflation impacts the Company through increases in non-gas costs such as insurance, labor costs, supplies and services used in operations and maintenance and on the replacement cost of plant and equipment. Since the Company can only recover these costs through the regulatory process via rate application, increased costs can significantly impact the results of operations. Therefore, it is extremely important that management continually review operations and economic conditions to assess the need for filing and receiving adequate and timely rate relief from the state commissions.


                                   FRANCHISES

Roanoke Gas Company and Commonwealth Public Service Corporation, a subsidiary of Bluefield Gas Company, currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in their respective Virginia service areas. The franchises generally extend for a period of twenty years and are renewable by the municipalities. Certificates of public convenience and necessity, which are issued by the Virginia State Corporation Commission, are of perpetual duration, subject to compliance with regulatory standards. The franchise for the City of Roanoke, the Company's largest service area, expired on August 30, 1993. On August 23, 1993, the Board of Directors of the Company approved an agreement with the City of Roanoke under which such franchise agreement was extended for a term of 180 days from August 30, 1993, upon the same terms and conditions, except that a provision of the existing franchise agreement giving the City the option to purchase the property of the Company located within the City was deleted. The 180-day extension period expired February 26, 1994. The parties have not yet reached an agreement on a new multi-year franchise agreement; however, negotiations are ongoing, and the Company continues to provide natural gas services to customers in the City of Roanoke. The Company believes that it ultimately will secure a new franchise agreement on terms acceptable to the Company. In addition, the franchise for the City of Salem expired on July 22, 1994, and the franchise for the Town of Vinton expired on December 10, 1994. Negotiations between the Company and the City of Salem and the Town of Vinton are ongoing, and the Company continues to provide natural gas services to customers in the City of Salem and the Town of Vinton. The Company also believes that it will ultimately secure new franchise agreements with the City of Salem and the Town of Vinton on terms acceptable to the Company. Bluefield Gas Company holds the only franchise to distribute natural gas in its West Virginia service area. Its franchise extends for a period of thirty years from August 23, 1979.

        Management anticipates that the Company will be able to renew all of its franchises. There can be no assurance, however, that a given jurisdiction will not refuse to renew a franchise or will not in connection with the renewal of a franchise, impose certain restrictions or conditions that could adversely affect the Company's business operations or financial condition.

                    MANAGEMENT'S DISCUSSION & ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                              ENVIRONMENTAL ISSUES

Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950's. The process involved heating coal in a low-oxygen environment to produce a manufactured gas that could be distributed through the Company's pipeline system to customers. A byproduct of the process was coal tar, and the potential exists for on-site tar waste contaminants at both former plant sites. The extent of contaminants at these sites is unknown at this time, and the Company has not performed formal analysis at the Roanoke Gas Company MGP site. An analysis at the Bluefield Gas Company site indicates some soil contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of these prior sites. Therefore, the Company has no plans for subsurface remediation at either of the MGP sites. Should the Company eventually be required to remediate either of the MGP sites, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. Based upon prior orders of the Commission related to environmental matters at other companies, the Company believes it would be able to recover prudently incurred costs. Additionally, a stipulated rate case agreement between the Company and the West Virginia Commission recognizes the Company's right to defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean-up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs which are anticipated to be recoverable in future rates. Based on anticipated regulatory actions and current practices, management believes that any costs incurred related to the previously- mentioned environmental matters will not have a material effect on the Company's consolidated financial position.




                           1995 FINANCIAL HIGHLIGHTS
                      ROANOKE GAS COMPANY AND SUBSIDIARIES


Operating Revenues - Gas .............   $44,061,737
Operating Revenues - Propane .........   $ 4,549,410
Other Revenues - Gas Marketing .......   $ 1,892,851
Merchandising and Jobbing ............   $   735,878
Interest Income $ ....................        67,219
Gross Revenues .......................   $51,307,095
Net Earnings .........................   $ 1,777,240
Net Earnings per Share ...............   $      1.26
Dividends per Share - Cash ...........   $      1.00
Total Customers - Natural Gas ........        49,813
Total Customers - Propane ............         6,006
Total Natural Gas Deliveries - MCF ...     9,961,877
Total Propane Sales - Gallons ........     4,822,277
Number of Employees ..................           154
Total Payroll Chargeable to Operations
          and Construction ...........   $ 5,692,917
Total Additions to Plant .............   $ 5,630,411

                         INDEPENDENT AUDITORS' REPORT

The  Board of Directors and Stockholders
Roanoke Gas Company:



     We have audited the accompanying consolidated balance sheets of Roanoke Gas Company and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roanoke Gas Company and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended September
30,  1995,  in  conformity  with  generally   accepted accounting
principles.

     As discussed in notes 1 and 5 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994 to adopt the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. As discussed in notes 1 and 6 to the consolidated financial statements, the Company also adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, in 1994.

                                               KPMG PEAT MARWICK LLP

Roanoke, Virginia
October 20, 1995

CONSOLIDATED  BALANCE SHEETS
Roanoke Gas Company And Subsidiaries
September 30, 1995 and 1994


Assets                                            1995               1994

Utility Plant:
   In service                               $   56,834,174         52,234,738
   Accumulated depreciation                    (19,262,416)       (17,465,598)
    In service, net                             37,571,758         34,769,140
   Construction work-in-progress                   535,107            495,234

Utility plant, net                              38,106,865         35,264,374

Nonutility Property:
   Propane                                       3,781,633          3,368,339
   Accumulated depreciation                     (1,742,342)        (1,601,137)

     Nonutility property, net                    2,039,291          1,767,202

Current Assets:
   Cash and cash equivalents                       502,895            177,269
   Accounts receivable, less allowance for
     doubtful accounts of $171,947 in 1995
     and $318,834 in 1994                        3,463,104          3,179,712
   Inventories                                   5,347,994          6,376,353
   Deferred income taxes                           967,732            160,291
   Prepaid income taxes                                  -            260,609
   Purchased gas adjustments                             -            694,423
   Other                                           181,190            480,957

     Total current assets                       10,462,915         11,329,614

Other Assets                                     1,005,596          1,218,257
                                              $ 51,614,667         49,579,447

Liabilities and Stockholders' Equity
Capitalization:
   Stockholders' equity:
     Common stock, $5 par value.  Authorized
     3,000,000 shares; issued and outstanding
     1,432,512 and 1,382,343 shares in 1995
     and 1994, respectively                   $  7,162,560          6,911,715
     Capital in excess of par value              4,149,584          3,631,335
     Retained earnings                           6,243,028          5,881,869

     Total stockholders' equity                 17,555,172         16,424,919
   Long-term debt, excluding current maturities 17,504,047         16,414,900

     Total capitalization                       35,059,219         32,839,819


Current Liabilities:
   Current maturities of long-term debt          1,179,415            672,146
   Notes payable to banks                        1,442,000          5,235,000
   Dividends payable                               358,743            346,032
   Accounts payable                              5,544,647          5,320,481
   Income taxes payable                            476,410                  -
   Customer deposits                               314,647            336,182
   Accrued expenses                              3,027,825          1,316,426
   Refunds from suppliers - due customers          682,851            498,898
   Purchased gas adjustments                       236,999                  -

     Total current liabilities                  13,263,537         13,725,165


Deferred Credits and Other Liabilities:
   Deferred income taxes                         2,721,470          2,225,501
   Deferred investment tax credits                 570,441            609,090
   Other deferred credits                                -            179,872

     Total deferred credits and other
     liabilities                                 3,291,911          3,014,463

                                               $51,614,667         49,579,447

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
Roanoke Gas Company And Subsidiaries
Years Ended September 30, 1995, 1994 and 1993




                                      1995            1994           1993
Operating Revenues:
  Gas utilities                    $ 44,061,737     53,525,307      53,505,519
  Propane operations                  4,549,410      4,670,550       4,210,160

   Total operating revenues          48,611,147     58,195,857      57,715,679

Cost of Gas:
  Gas utilities                      27,027,507     36,109,555      37,254,296
  Propane operations                  2,147,776      2,183,805       2,164,353

Total cost of gas                    29,175,283     38,293,360      39,418,649

Operating Margin                     19,435,864     19,902,497      18,297,030

Other Operating Expenses:
  Gas utilities:
   Other operations                   7,726,611      7,891,993       7,126,397
   Maintenance                        1,233,066      1,487,792       1,477,389
   Taxes - general                    2,082,896      2,395,379       2,249,534
   Taxes - income                       711,437        646,442         639,052
   Depreciation and amortization      2,133,488      1,945,672       1,766,096
  Propane operations (including
   taxes - income of $224,017,
   $239,069 and $70,726 in 1995,
   1994 and 1993, respectively)       2,026,108      1,997,952       1,803,293

Total other operating expenses       15,913,606     16,365,230      15,061,761

Operating Earnings                    3,522,258      3,537,267       3,235,269

Other Income (Deductions):
  Gas utilities:
   Interest income                       26,652         22,907           4,067
   Merchandising and jobbing, net       120,475         50,734         145,105
   Other deductions                    (142,389)      (124,655)       (115,346)
   Taxes - income                       (14,547)         5,608         (20,649)
  Propane operations, net               189,458        100,490          16,267

   Total other income (deductions)      179,649         55,084          29,444

Earnings Before Interest Charges      3,701,907      3,592,351       3,264,713
Interest Charges:
  Gas utilities:
   Long-term debt                     1,680,078      1,615,679       1,572,876
   Other                                231,142        242,776         201,782
  Propane operations                     13,447         56,798          48,719

   Total interest charges             1,924,667      1,915,253       1,823,377

Net Earnings                         $1,777,240      1,677,098       1,441,336

Net Earnings Per Share               $     1.26           1.25            1.13

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Roanoke Gas Company And Subsidiaries
Years Ended September 30, 1995, 1994 and 1993


                                                      Capital in                    Total
                                           Common      Excess of      Retained    Stockholders'
                                           Stock       Par Value      Earnings      Equity
Balances, September 30, 1992           $   6,349,620   2,427,153      5,399,557     14,176,330
Net earnings                                       -           -      1,441,336      1,441,336
Cash dividends ($1.00 per share)                   -           -     (1,281,796)    (1,281,796)
Issuance of common stock (19,378 shares)      96,890     219,903              -        316,793
Balances, September 30, 1993               6,446,510   2,647,056      5,559,097     14,652,663
Net earnings                                       -           -      1,677,098      1,677,098
Cash dividends ($1.00 per share)                   -           -     (1,354,326)    (1,354,326)
Issuance of common stock (93,041 shares)     465,205   1,098,129              -      1,563,334
Common stock issuance costs                        -    (113,850)             -       (113,850)
Balances, September 30, 1994               6,911,715   3,631,335      5,881,869     16,424,919
Net earnings                                       -           -      1,777,240      1,777,240
Cash dividends ($1.00 per share)                   -           -     (1,416,081)    (1,416,081)
Issuance of common stock (50,169 shares)     250,845     522,699              -        773,544
Common stock issuance costs                        -      (4,450)             -         (4,450)
Balances, September 30, 1995          $    7,162,560   4,149,584      6,243,028     17,555,172


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Roanoke Gas Company And Subsidiaries
Years Ended September 30, 1995, 1994 and 1993

                                                                    1995           1994          1993
Cash Flows From Operating Activities:
   Net earnings                                                  $ 1,777,240     1,677,098     1,441,336
   Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization                                 2,563,128     2,334,457     2,146,560
     (Gain) loss on disposal of utility plant and nonutility
     property                                                          4,823          (364)       (6,790)
     Gain on sale of other asset                                     (67,556)            -             -
     (Increase) decrease in purchased gas adjustments                931,422     1,387,025      (342,369)
     Decrease in gas cost recoverable from customers                       -       219,443         6,186
     Decrease in gas cost payable to suppliers                             -      (219,443)       (6,186)
     Changes in assets and liabilities which provided (used) cash, exclusive of changes and noncash transactions shown
     separately                                                    3,139,960      (320,415)     (250,492)

        Net cash provided by operating activities                  8,349,017     5,077,801     2,988,245

Cash Flows From Investing Activities:
   Additions to utility plant in service and under construction
   and nonutility property                                        (5,609,292)  (5,518,275)    (3,795,501)
   Proceeds from disposal of property                                 70,403       33,796         41,186
   Cost of removal of utility plant, net                            (122,523)    (184,908)      (145,818)
   Proceeds from collection of note receivable                       490,000            -              -

        Net cash used in investing activities                     (5,171,412)  (5,669,387)    (3,900,133)

Cash Flows From Financing Activities:
   Proceeds from issuance of long-term debt                        2,700,000    2,000,000        500,000
   Retirement of long-term debt and payments on obligations
       under capital leases                                       (1,124,703)  (2,470,696)    (1,000,637)
   Net borrowings (repayments) under line of credit agreement     (3,793,000)     235,000      1,300,000
   Proceeds from issuance of common stock                            773,544    1,563,334        316,793
   Common stock issuance costs                                        (4,450)    (113,850)             -
   Cash dividends paid                                            (1,403,370)  (1,330,619)    (1,276,952)

        Net cash used in financing activities                     (2,851,979)    (116,831)      (160,796)

Net Increase (Decrease) in Cash and Cash Equivalents                 325,626     (708,417)    (1,072,684)
Cash and Cash Equivalents, Beginning of Year                         177,269      885,686      1,958,370

Cash and Cash Equivalents, End of Year                              $502,895      177,269        885,686

Changes in Assets and  Liabilities  Which  Provided  (Used)
  Cash, Exclusive of Changes and Noncash Transactions Shown
  Separately:

   Accounts receivable and customer deposits, net                  $(304,927)     399,531       (461,318)
   Inventories                                                     1,028,359     (175,108)    (2,084,697)
   Prepaid income taxes                                              260,609      157,183        666,651
   Accounts payable                                                  224,166      437,812      1,415,015
   Income taxes payable                                              476,410            -              -
   Accrued expenses and other current assets                       2,011,166     (227,585)      (271,008)
   Refunds from suppliers - due customers                            183,953     (496,605)       422,669
   Other noncurrent assets                                          (277,339)    (116,050)       (32,415)
Deferred taxes, including amortization of deferred investment
  tax credits                                                       (350,121)    (299,593)        94,611
   Other deferred credits                                           (112,316)           -              -

                                                                  $3,139,960     (320,415)      (250,492)

Supplemental Disclosures of Cash Flows Information:
   Cash paid (received) during the year for:

Interest                                                        $  1,867,816    2,306,579      1,811,318

     Income taxes, net of refunds                               $    675,418    1,022,314        (30,835)

   Noncash transactions:
     Capital lease obligations of $21,119, $7,925 and $114,954 were incurred in 1995, 1994 and 1993, respectively, when the Company entered into equipment leases.
     A note receivable of $490,000 was received in 1994 upon the sale of a building, resulting in a deferred gain of $67,556.
      The note was paid in full and the deferred gain recognized in 1995.
     A regulatory asset of $20,484 and a regulatory liability of $112,316 were recorded in 1994 via adjustment of the deferred income tax liability upon adoption of Statement 109 (see notes
      1 and 5).


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roanoke Gas Company And Subsidiaries
As of September 30, 1995 and 1994 and Years Ended September 30, 1995,
 1994 and 1993

(1)  Summary of Significant Accounting Policies.

General

The consolidated financial statements include the accounts of Roanoke Gas Company and its wholly-owned subsidiaries (Company), Bluefield Gas Company and Highland Propane Company (with propane and gas marketing divisions in Roanoke and a propane division in Bluefield). Roanoke Gas Company and Bluefield Gas Company are gas utilities, which distribute and sell natural gas to residential, commercial and industrial customers within their service areas. The gas utilities are subject to regulation by the Federal Energy Regulatory Commission and their applicable state regulatory commissions. Highland Propane Company, which is not a public utility, distributes and sells propane in southwestern Virginia and southern West Virginia. The gas marketing division of Highland Propane brokers natural gas to several industrial transportation customers of Roanoke Gas Company.

The Company maintains its financial records in accordance with the accounting policies as prescribed by its regulatory commissions and generally accepted accounting principles. The Company's regulated operations meet the criteria and, accordingly, follow the reporting and accounting requirements of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation. This statement sets forth the application of generally accepted accounting principles to those companies whose rates are determined by an independent third-party regulator. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate-setting process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this results, costs are deferred as assets in the consolidated balance sheet (regulatory assets) and recorded as expenses as those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

The amounts recorded by the Company as regulatory assets and regulatory liabilities follow:

                                                         September 30,
                                                  1995                  1994

Regulatory assets:
     Early retirement incentive plan costs     $ 318,463                     -
     Statement 106 implementation costs           35,670                47,086
     Rate case costs                              53,797               134,285
     Franchise negotiation costs                  55,237                66,954
     LNG tank painting costs                      33,951                41,153
     Union organization costs                     58,651                     -
     Purchased gas adjustments                         -               694,423
     Statement 109 implementation                 20,484                20,484
     Other                                        25,414                36,990

                                               $ 601,667             1,041,375

Regulatory liabilities:
     Refunds from suppliers - due customers      682,851               498,898
     Purchased gas adjustments                   236,999                     -
     Statement 109 implementation                      -               112,316
                                               $ 919,850               611,214


All significant intercompany transactions have been eliminated in consolidation.

Utility Plant

Utility plant is stated at original cost. The cost of additions to utility plant includes direct labor and overhead. The cost of depreciable property retired, plus cost of dismantling, less salvage, is charged to accumulated depreciation. Maintenance, repairs, and minor renewals and betterments of property are charged to operations.

Depreciation and Amortization

Provisions  for  depreciation  and  amortization  are  computed
principally  on composite   straight-line   rates  for  financial
statement purposes and on accelerated rates for income tax purposes. Depreciation and amortization for financial statement purposes are provided on annual composite rates ranging from 2 percent to 20 percent, except for propane plant and certain other utility plant which are depreciated on a straight-line basis over the assets' estimated useful lives. The annual composite rates are determined by depreciation studies performed for rate-making purposes; however, these studies provide estimated useful lives which are materially consistent with generally accepted accounting principles, and accordingly, no significant differences in annual depreciation and amortization expense amounts occur as a result of regulation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roanoke Gas Company And Subsidiaries
As of September 30, 1995 and 1994 and Years Ended September 30, 1995,
 1994 and 1993


(1) Summary of Significant Accounting Policies (Continued).

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories, which consist primarily of propane gas and natural gas firm and winter storage, are valued at the lower of cost (average cost) or market.

Unbilled Revenues

The Company bills most of its customers on a monthly cycle basis, although certain large industrial customers are billed at or near the end of each month. The Company records revenue based on service rendered to the end of the accounting period. The amounts of unbilled revenues receivable included in accounts receivable on the consolidated balance sheets in 1995 and 1994 were $770,735 and $703,630, respectively.

Income Taxes

Effective October 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The adoption of Statement 109 did not have a material impact on the Company's consolidated financial statements, and accordingly, no cumulative effect of accounting change was reported in the 1994 consolidated statement of earnings.

Pursuant to the deferred method under Accounting Principles Board Opinion No. 11, which was applied by the Company prior to October 1, 1993, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable in the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

Bond Expenses

Bond expenses are being amortized over the lives of the bonds using the bonds outstanding method.

Purchased Gas Adjustments

Pursuant to the provisions of the Company's purchased gas adjustment (PGA) clause, increases or decreases in gas costs are passed on to its customers. Accordingly, the difference between actual costs incurred and costs recovered through the application of the PGA is reflected as a net deferred charge or credit. At the end of the deferral period, the balance of the net deferred charge or credit is amortized over the next 12-month period and amounts are reflected in customer billings.

Pension and Other Postretirement Plans

The Company has a defined benefit pension plan covering substantially all of its employees. Generally, the Company's funding policy is to contribute annually an amount equal to that which can be deducted for federal income tax purposes. Pension costs are computed based upon the provisions of Statement of Financial Accounting Standards No. 87.

The Company also provides certain health care, supplemental retirement and life insurance benefits to active and retired employees. Effective October 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which establishes a new accounting principle for the cost of retiree health care and other postretirement benefits (see also note 6). Prior to October 1, 1993, the Company recognized these benefits on the pay-as-you-go method (i.e., cash basis). The cumulative effect of the change in method of accounting for postretirement benefits other than pensions is being amortized on a straight-line basis over a 20-year period.

Net Earnings Per Share

Net earnings per share are based on the weighted average number of shares outstanding during the year (1,408,659 shares in 1995, 1,339,402 shares in 1994 and 1,280,176 shares in 1993).

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to place them on a basis comparable with the current year's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roanoke Gas Company And Subsidiaries
As of September 30, 1995  and 1994  and Years Ended September 30, 1995,
 1994 and 1993


(2) Allowance for Doubtful Accounts.

A summary of the changes in the allowance for doubtful accounts follows:


                                                 Years Ended September 30,
                                                  1995              1994            1993
Balances, beginning of year                     $318,834           287,189         139,383
Provision for doubtful accounts                  345,585           468,183         534,953
Recoveries of accounts written off                91,941           107,117          76,712
Accounts written off                            (584,413)         (543,655)       (463,859)

Balances, end of year                           $171,947           318,834         287,189

(3)  Short-Term Borrowings.

The Company had total short-term lines of credit of $13,000,000 in 1995 and 1994 and $14,500,000 in 1993. The balances outstanding under these lines of credit at September 30, 1995, 1994 and 1993 were $1,442,000, $5,235,000 and $5,000,000, respectively. The highest month-end balances of short-term debt were $7,186,000, $5,250,000 and $6,450,000 in 1995,
1994 and 1993, respectively. The average month-end balances outstanding were approximately $2,809,000, $2,658,000 and $4,095,000 in 1995, 1994 and 1993, respectively. The average interest rates on the notes were approximately 6.07 percent, 3.90 percent and 3.83 percent for 1995, 1994 and 1993, respectively. The lines are subject to annual renewal and do not require compensating balances. The average interest rates were 6.27 percent, 5.22 percent and 3.50 percent on notes payable outstanding at September 30, 1995, 1994 and 1993, respectively.

(4)  Long-Term Debt.

Long-term debt consists of the following:

                                                                                                           September 30,

                                                                                                     1995                1994
Roanoke Gas Company:
First mortgage bonds, collateralized by utility plant:
   Series K, 10%, due July 1, 2002,  with  provision for  retirement of
    $265,000 each year through 2001 with a final payment of $290,000                            $1,880,000            2,145,000
   Series L, 10.375%, due April 1, 2004, with provision for retirement of $334,000 each year
    through 2003 with a final payment of $324,000                                                2,996,000            3,330,000
Term debentures, collateralized by indenture dated October 1, 1991, with provision for retirement in varying annual  payments  through
   October 1, 2016 and interest rates ranging from 6.75% to 9.625%                               8,400,000            8,850,000

Unsecured notes payable, with interest rates ranging from 5% to 7.64%,
   with provision for retirement in full on October 19, 1996                                     4,000,000            2,000,000
Obligations under captial leases, due in aggregate monthly payments of
   $3,076, including imputed interest, through August 1998                                          94,962               99,546

Bluefield Gas Company:
Unsecured  installment  loan, with interest rate based on prime (8.75% and 7.75%
   at September 30, 1995 and 1994, respectively),  with provision for retirement of $50,000
   for each year through 1997 and a final payment of $12,500 on January 31, 1998                   112,500              162,500
Unsecured note payable, with interest rate fixed at 5.8%, with provision for retirement in
   full in August 1996                                                                             500,000              500,000
Unsecured  note  payable,  with  interest  based on 30-day  LIBOR plus 120 basis points (7.075% at September 30, 1995), with provision for retirement in full on
   October 18, 1996                                                                                700,000                    -
Total long-term debt                                                                            18,683,462           17,087,046
Less current maturities                                                                         (1,179,415)            (672,146)

Total long-term debt, excluding current maturities                                            $ 17,504,047           16,414,900


The above debt obligations contain various provisions including a minimum interest charge coverage ratio, limitations on debt as a percentage of total capitalization, and limitations on total liabilities as a percentage of tangible net worth. The obligations also contain a provision restricting the payment of dividends, primarily based on the earnings of the Company and dividends previously paid. At September 30, 1995, the entire balance of retained earnings was available for dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roanoke Gas Company And Subsidiaries
As of September 30, 1995  and 1994  and Years Ended September 30, 1995,
 1994 and 1993



(4)  Long-Term Debt (Continued).

The aggregate annual maturities of long-term debt, including obligations under capital leases, subsequent to September 30, 1995 are as follows:

                          Years Ending September 30,

         1996                                               $1,179,415
         1997                                                6,581,923
         1998                                                  643,124
         1999                                                  599,000
         2000                                                  599,000
         Thereafter                                          9,081,000
         Total                                             $18,683,462


(5)  Income Taxes.

As discussed in note 1, the Company adopted the provisions of Statement 109 as of October 1, 1993. The adoption of Statement 109 did not have a material impact on the Company's consolidated financial
statements,  and  accordingly,   no cumulative  effect of  accounting
change was reported in the 1994 consolidated statement of earnings. Prior years' consolidated financial statements have not been restated to apply the provisions of Statement 109.

The details of income tax expense (benefit) are as follows:
                                           Years Ended September 30,
                                   1995               1994             1993

Charged to other operating
 expenses - gas utilites:
Current:
   Federal                       $1,104,505          917,069           556,889
   State                             48,649           30,807             1,650
Total current                     1,153,154          947,876           558,539

Deferred:
   Federal                         (370,870)        (256,945)          104,437
   State                            (32,198)          (8,457)           17,473

Total deferred                     (403,068)        (265,402)          121,910

Investment tax credits, net         (38,649)         (36,032)          (41,397)

Total charged to other operating
 expenses - gas utilities           711,437          646,442           639,052

Charged to other  income and
 deductions - gas utilities:
Current:
   Federal                           14,587           (6,372)              959
   State                                (40)             764               407

 Total current                       14,547           (5,608)            1,366

Deferred:
   Federal                                -                -            19,283
   State                                  -                -                 -

Total deferred                            -                -            19,283

Total charged to other income and
deductions - gas utilities           14,547           (5,608)           20,649

Charged to other operating
 expenses - propane operations:
Current:
   Federal                          200,022          193,795            63,217
   State                             44,715           43,433            12,694
Total  current                      244,737          237,228            75,911

Deferred:
   Federal                          (15,528)          (2,443)           (3,681)
   State                             (5,192)           4,284            (1,504)

Total deferred                      (20,720)           1,841            (5,185)

Total charged to other operating
 expenses - propane operations      224,017          239,069            70,726

Total income tax expense          $ 950,001          879,903           730,427

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roanoke Gas Company And Subsidiaries
As of September 30, 1995  and 1994  and Years Ended September 30, 1995,
 1994 and 1993


(5) Income Taxes  (Continued).

 Income tax  expense  for the years  ended  September  30,  1995,  1994 and 1993 differed from amounts computed by applying the U.S. Federal income tax rate of 34 percent to earnings before income taxes as a result of the following:
                                          Years Ended September 30,
                                  1995               1994              1993

Net earnings                    $1,777,240         1,677,098        1,441,336
Income tax expense                 950,001           879,903          730,427

Earnings before income taxes    $2,727,241         2,557,001        2,171,763

Computed "expected" income
 tax expense                       927,262           869,380          738,399
Increase (reduction) in income
 tax expense resulting from:
      Amortization of deferred
       investment tax credits      (38,649)          (36,032)         (41,397)
      Other, net                    61,388            46,555           33,425

Total income tax expense        $  950,001           879,903          730,427


The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                          September 30,
                                                      1995             1994

Deferred tax assets:
     Accounts receivable, due to allowance for
      doubtful accounts                           $   60,898         112,405
     Accrued pension and medical benefits, due
      to accrual for financial reporting purposes
      in excess of actual contributions              687,828         277,739
     Accrued vacation and bonuses, due to
      accrual for financial reporting purposes       151,392          95,380
     Purchased gas adjustments, due to accrual for
      financial reporting purposes in excess of
      actual payments to customers                   100,873               -
     Other                                            23,697           6,637

Total gross deferred tax assets                    1,024,688         492,161
      Less valuation allowance                             -               -

Net deferred tax assets                            1,024,688         492,161

Deferred tax liabilities:
     Utility plant, due to differences in
      depreciation                                 2,653,872       2,165,388
     Purchased gas adjustments, due to actual
      payments to customers  in excess of
      accrual for financial reporting purposes             -         232,052
     Prepaid expenses and other assets, due to
     capitalization for financial reporting purposes 124,554         149,414
     Other                                                 -          10,517

Total gross deferred tax liabilities               2,778,426       2,557,371

Net deferred tax liability                       $ 1,753,738       2,065,210

  The Company has determined that a valuation allowance for the gross deferred tax assets was not necessary at September 30, 1995 and 1994, since realization of the entire gross deferred tax assets can be supported by the amount of taxes paid during the carryback period available under current tax laws, as well as the reversal of the temporary differences which gave rise to the deferred tax liabilities.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roanoke Gas Company And Subsidiaries
As of September 30, 1995  and 1994  and Years Ended September 30, 1995,
 1994 and 1993


(5) Income Taxes  (Continued).

For the year ended September 30, 1993, deferred tax expense of $136,008 attributable to earnings before income tax expense resulted from timing differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of timing differences for the year ended September 30, 1993 were as follows:

Depreciation expense                                            $ 110,701
Purchased gas adjustments                                         109,757
Other                                                             (84,450)

Total                                                           $ 136,008


(6)  Employee Benefit Plans.

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and employee compensation. Plan assets are invested principally in cash equivalents and corporate stocks and bonds. Company contributions are intended to provide not only for benefits attributed to date but also for those expected to be earned in the future.

Pension expense includes the following components:

                                                          Years Ended September 30,
                                                   1995              1994              1993
Service cost for the current year                $ 127,908          146,849           132,631
Interest cost on the projected benefit
 obligation                                        376,147          370,811           337,947
Actual return on assets held in the plan          (988,813)         (96,300)         (489,799)
Net amortization and deferral of unrecognized
 gains and losses                                  727,706         (182,032)          224,918
Special termination benefits cost related to
 the early retirement incentive plan               168,730                -                 -

Net pension expense                              $ 411,678          239,328           205,697


The Plan's funded status is as follows:

                                                         September 30,
                                                    1995               1994

Actuarial present value of benefit obligation:
     Vested                                       $3,955,511        3,401,178
     Nonvested                                        28,742           39,577

Accumulated benefit obligation                     3,984,253        3,440,755
Effect of anticipated future compensation
 levels and other events                           1,292,654        1,396,502

Projected benefit obligation                       5,276,907        4,837,257
Fair value of assets held in the plan             (4,971,725)      (4,324,047)

Unfunded excess of projected benefit
 obligation over plan assets                       $ 305,182          513,210

The unfunded excess of projected benefit obligation over plan assets consists of the following:

                                                           September 30,
                                                     1995               1994

Net unrecognized gain from past experience
 different than assumed                           $(1,166,807)       (844,059)
Unamortized transition liability                      540,865         646,309
Unrecognized prior service cost                       113,251         132,125
Accrued pension cost included in the
 consolidated balance sheets                          817,873         578,835

Total                                              $  305,182         513,210

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.75 percent for 1995, 8 percent for 1994 and 7.75 percent for 1993. The rates of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation in 1995 and 1994 were 4 percent for compensation increases through December 31, 1996 and 5 percent for compensation increases thereafter, and in 1993, 4 percent for compensation increases through December 31, 1994 and 5 percent for compensation increases thereafter. The assumed long-term rate of return on assets was 8.5 percent for 1995, 1994 and 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roanoke Gas Company And Subsidiaries
As of September 30, 1995  and 1994  and Years Ended September 30, 1995,
 1994 and 1993


(6)  Employee Benefit Plans (Continued).

In addition to pension benefits, the Company has a postretirement benefits plan which provides certain health care, supplemental retirement and life insurance benefits to active and retired employees who meet specific age and service requirements. The plan is contributory for 1995; the plan was noncontributory for 1994. The Company has elected to fund the plan over future years.

As discussed in note 1, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, as of October 1, 1993. The transition obligation resulting from this change in accounting principle of $4,746,000 was determined as of October 1, 1993 and is being amortized on a straight-line basis over a 20-year period. The adoption of Statement 106 resulted in an increase in net periodic postretirement benefits cost for the year ended September 30,
1994 from approximately   $296,000  under  the  pay-as-you-go  method to
$649,936 under Statement 106, with approximately 67 percent of the consolidated annual cost being recovered from the Company's customers through rates. The effect of adopting Statement 106 on net earnings was a decrease of $77,087, or $.06 per share.

The following table presents the plan's funded status reconciled with the amounts recognized in the Company's consolidated balance sheets:

                                                    September 30,
                                         1995                        1994

Accumulated postretirement benefits
 obligation:
     Retirees                           $2,464,992                2,093,424
     Fully eligible active plan
      participants                       1,026,018                  994,189
     Other active plan participants      1,319,200                1,293,080

                                         4,810,210                4,380,693
Plan assets at fair value, principally
 cash equivalents and mutual funds        (651,155)                (433,592)

Accumulated postretirement benefits
 obligation in excess of plan assets     4,159,055                3,947,101
Unrecognized net gain                      743,605                  564,637
Unrecognized transition obligation      (4,271,400)              (4,508,700)

Postretirement benefits cost included
 in accrued expenses                     $ 631,260                    3,038



The unrecognized net gain of $743,605 as of September 30, 1995 has been reduced by the curtailment loss of $195,258 resulting from the early retirement incentive plan offered by the Company in 1995.

Net periodic postretirement benefits cost includes the following components:

                                               Years Ended September 30,
                                           1995                        1994

Service cost for the current year        $  86,613                    79,506
Interest cost on the accumulated
 postretirement benefits obligation        320,992                   333,464
Return on assets held in the plan          (35,000)                   (6,020)
Amortization of transition obligation      237,300                   237,300
Net total of other components               (7,583)                    5,686
Special termination benefits cost
 related to the early retirement
 incentive plan                            242,319                         -

Net periodic postretirement benefits
 cost                                    $ 844,641                   649,936

For measurement purposes, 11 percent and 12 percent annual rates of increase in the per capita cost of covered benefits (i.e., medical trend rate) were assumed for 1995 and 1994, respectively; the rates were assumed to decrease gradually to 6.25 percent by the year 2005 and remain at that level thereafter. The medical trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed medical cost trend rate by one percentage point each year would increase the accumulated postretirement benefits obligation as of September 30, 1995 by approximately $596,000 and the
aggregate of the service and  interest   cost   components  of  net
postretirement   benefits  cost  by approximately $90,000.

The weighted average discount rates used in determining the accumulated postretirement benefits obligation were 7.75 percent and 8 percent at September 30, 1995 and 1994, respectively, and 7 percent at October 1, 1993.

Prior to the  Company's  adoption  of  Statement  106,  costs of postretirement benefits were  generally  charged to expense when claims
and premiums were paid. The  annual  cost  of  providing   these
benefits  to  retired   employees  was approximately $218,000 for 1993.

During 1995, the Company offered a voluntary early retirement incentive plan to all employees over age 55 who were vested in the Company's pension plan. Of the 25 eligible employees, 12 accepted the early retirement offer by the April 26, 1995 deadline. The total cost of the early retirement incentive plan was $444,367, of which $125,904 was expensed directly in the Company's third quarter and $318,463 was established as a regulatory asset, with amortization beginning when rates are placed into effect to allow recovery of the capitalized costs. The costs expensed during the third quarter related to the portion of the plan costs that would be amortized during the period between the recognition of the plan costs and the implementation of new rates, which provide for plan cost recovery, from the next rate filing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roanoke Gas Company And Subsidiaries
As of September 30, 1995  and 1994  and Years Ended September 30, 1995,
 1994 and 1993


(6)  Employee Benefit Plans (Continued).

The Company also has a defined contribution thrift plan covering all of its employees who elect to participate. The Company makes annual contributions to the plan based on 50 percent of the net participants' basic contributions (from 1 percent to 6 percent of their total compensation). The annual cost of the plan was $132,261, $132,683 and $124,991 for 1995, 1994 and 1993, respectively.

(7)  Common Stock Dividend.

On May 23, 1994, the Board of Directors of the Company declared a 100 percent stock dividend on the Company's common stock, payable on July 1, 1994 to holders of record on June 15, 1994. The 100 percent common stock dividend has been accounted for as a stock split, effected in the form of a dividend, and thus did not provide any capitalization of retained earnings. A total of 681,925 shares of common stock were issued in connection with the common stock dividend, and a total of $3,409,625 was reclassified from the Company's capital in excess of par
value  account  to  the  Company's   common  stock  account  on  July
1, 1994. Corresponding prior year amounts, including share and per share data, have been restated to retroactively reflect the 100 percent stock dividend.

(8)  Related Party Transactions.

Certain of the Company's directors render various business services or products to the Company. The services included legal fees of approximately $173,000, $197,000 and $39,000 in 1995, 1994 and 1993,
respectively, and construction costs of approximately $1,963,000 and $1,434,000 in 1994 and 1993, respectively. The products included natural gas purchases of approximately $1,250,000 in 1995. It is anticipated that similar services and products will be provided to the Company in 1996.

(9)  Quarterly Financial Information (Unaudited).

Quarterly financial data as previously reported for the years ended September 30, 1995 and 1994 is summarized as follows:


                         First             Second           Third            Fourth
1995                    Quarter            Quarter         Quarter           Quarter
Operating revenues      $14,115,726      18,949,627         8,995,204        6,550,590
Operating earnings      $ 1,046,530       2,267,518           193,645           14,565
Net earnings (loss)     $   558,602       1,795,737          (237,891)        (339,208)
Net earnings (loss)
 per share              $       .40            1.28              (.17)            (.25)


                         First            Second            Third            Fourth
1994                    Quarter           Quarter          Quarter           Quarter
Operating revenues      $18,952,378      22,377,742         9,602,255        7,263,482
Operating earnings
 (loss)                 $ 1,513,942       2,161,628           (10,171)        (128,132)
Net earnings (loss)     $ 1,036,465       1,664,904          (453,506)        (570,765)
Net earnings (loss)
 per share              $      .80             1.25              (.33)            (.47)



The pattern of quarterly earnings is the result of the highly seasonal nature of the business, as variations in weather conditions generally result in greater earnings during the winter months.

(10)  Business and Credit Concentrations.

The  primary  business  of the  Company is the  distribution  of natural
gas to residential,   commercial  and  industrial   customers  in
Roanoke,   Virginia; Bluefield,  Virginia;  Bluefield,  West Virginia;
and the surrounding areas. The Company distributes natural gas to its customers at rates and charges regulated by the State Corporation Commission in Virginia and the Public Service Commission in West Virginia. The Company also serves propane customers in southwestern Virginia and southern West Virginia through its nonregulated subsidiary.

During 1995, 1994 and 1993, no single customer accounted for more than 5 percent of the Company's sales, and no account receivable from any customer exceeded 5 percent of the Company's total stockholders' equity at September 30, 1995 and 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roanoke Gas Company And Subsidiaries
As of September 30, 1995  and 1994  and Years Ended September 30, 1995,
 1994 and 1993


(11)       Franchises.

Roanoke Gas Company (Roanoke Gas) and Commonwealth Public Service Corporation, a subsidiary of Bluefield Gas Company, currently hold the only franchises and/or certificates of public convenience and necessity to distribute natural gas in their respective Virginia service areas. The franchises generally extend for a period of 20 years and are renewable by the municipalities. Certificates of public convenience and necessity, which are issued by the State Corporation Commission of Virginia, are of perpetual duration, subject to compliance with regulatory standards. The franchise for the City of Roanoke, Roanoke Gas' largest service area, expired on August 30, 1993. On August 23, 1993, the Board of Directors of Roanoke Gas approved an agreement with the City of Roanoke (City) under which the current franchise agreement was extended for a term of 180 days from August 30, 1993, upon the same terms and conditions, except that a provision of the existing franchise agreement giving the City the option to purchase the property of Roanoke Gas located within the City was deleted. The 180-day extension period expired February 26, 1994. The parties have not reached an agreement on a new multi-year franchise agreement; however, negotiations are ongoing, and the Company continues to provide natural gas services to customers in the City of Roanoke. The Company believes that it ultimately will secure a new franchise agreement with the City of Roanoke on terms acceptable to the Company. In addition, the franchise for the City of Salem expired on July 22, 1994, and the franchise for the Town of Vinton expired on December 10, 1994. Negotiations between the Company and the City of Salem and the Town of Vinton are ongoing, and the Company continues to provide natural gas services to customers in the City of Salem and the Town of Vinton. The Company also believes that it will ultimately secure new franchise agreements with the City of Salem and the Town of Vinton on terms acceptable to the Company. Bluefield Gas Company holds the only franchise to distribute natural gas in its West Virginia service area. Its franchise extends for a period of 30 years from August 23, 1979.

Management anticipates that the Company will be able to renew all of its franchises. There can be no assurance, however, that a given jurisdiction will not refuse to renew a franchise or will not in connection with the renewal of a franchise, impose certain restrictions or conditions that could adversely affect the Company's business operations or financial condition.

(12)  Environmental Matters.

Both Roanoke Gas Company and Bluefield Gas Company operated manufactured gas plants (MGPs) as a source of fuel for lighting and heating until the early 1950's. The process involved heating coal in a low-oxygen environment to produce a manufactured gas that could be distributed through the Company's pipeline system to customers. A by-product of the process was coal tar, and the potential exists for on-site tar waste contaminants at both former plant sites. The extent of contaminants at these sites is unknown at this time, and the Company has not performed formal analysis at the Roanoke Gas Company MGP site. An analysis at the Bluefield Gas Company site indicates some soil contamination. The Company, with concurrence of legal counsel, does not believe any events have occurred requiring regulatory reporting. Further, the Company has not received any notices of violation or liabilities associated with environmental regulations related to the MGP sites and is not aware of any off-site contamination or pollution as a result of these prior operations. Therefore, the Company has no plans for subsurface remediation at either of the MGP sites. Should the Company eventually be required to remediate either of the MGP sites, the Company will pursue all prudent and reasonable means to recover any related costs, including insurance claims and regulatory approval for rate case recognition of expenses associated with any work required. Based upon prior orders of the State Corporation Commission of Virginia related to environmental matters at other companies, the Company believes it will be able to recover prudently incurred costs. Additionally, a stipulated rate case agreement between the Company and the West Virginia Public Service Commission recognizes the Company's right to defer MGP clean-up costs, should any be incurred, and to seek rate relief for such costs. If the Company eventually incurs costs associated with a required clean-up of either MGP site, the Company anticipates recording a regulatory asset for such clean-up costs which are anticipated to be recoverable in future rates. Based on anticipated regulatory actions and current
practices, management believes   that  any  costs   incurred   related
to  the   previously-mentioned environmental  matters  will  not  have a material  effect  on  the  Company's consolidated financial position.


(13)  Commitments.

The Company has six short-term contracts with five natural gas suppliers requiring the purchase of approximately 4,234,000 DTH of natural gas at varying prices during the period October 1, 1995 through September 30, 1996. The Company also has one short-term contract with a propane supplier requiring the purchase of 817,000 gallons of propane during the period October 1, 1995 through September 30, 1996. Management does not anticipate that these contracts will have a material impact on the Company's fiscal year 1996 consolidated results of operations.

SUMMARY OF SALES AND STATISTICS
Roanoke Gas Company And Subsidiaries
Years Ended September 30,


Revenues:                            1995              1994                  1993                1992               1991
   Residential Sales              $25,078,211       $29,844,636          $27,841,933         $23,439,809     $ 21,615,863
   Commercial Sales                14,313,723        16,979,230           16,005,765          13,683,948       12,263,378
   Interruptible Sales              3,513,181         5,607,002            9,262,947           7,954,908        7,626,604
   Transportation Gas Sales           909,515           610,682               53,611                   -                -
   Backup Services                    107,652           222,025                    -                   -                -
   Late Payment Charges               115,130           194,156              147,814              22,893           29,245
   Miscellaneous                       24,325            67,576              193,449             210,818          470,964
   Propane                          4,549,410         4,670,550            4,210,160           3,835,622        3,692,910

                       Total     $ 48,611,147     $  58,195,857           $57,715,679       $ 49,147,998     $ 45,698,964

Net Income                        $ 1,777,240        $1,677,098           $ 1,441,336        $ 1,305,125      $ 1,579,757

MCF's Delivered:
   Residential                      4,204,222         4,701,703             4,508,694          4,146,456        3,654,683
   Commercial                       2,834,884         2,981,888             2,853,079          2,762,004        2,411,385
   Interruptible                    1,240,658         1,521,663             2,377,236          2,430,061        2,269,861
   Transportation Gas               1,660,504         1,022,892                81,336                  -                -
   Backup Service                      21,609            38,892                     -                  -                -

       Total                        9,961,877        10,267,038             9,820,345          9,338,521         8,335,929
Gallons Delivered (Propane)         4,822,277         5,012,830             4,586,334          4,178,671         3,793,102
Heating Degree Days                     3,791             4,416                 4,356              3,986             3,458

Number of Customers:
    Residential                        44,873            43,734                42,232             41,695            40,535
    Commercial                          4,896             4,767                 4,512              4,429             4,193
    Interruptible  and
      Interruptible Transportation
       Service                             44                43                    44                 48                48

                        Total          49,813            48,544                46,788             46,172            44,776

Gas Account (MCF):

   Natural Gas Receipts            10,453,696        10,795,928            10,430,635          9,960,017         9,002,349
   Gas Made - Propane                       -            14,008                     -                  -                 -

      Total  Available             10,453,696        10,809,936            10,430,635          9,960,017         9,002,349

   Natural Gas Deliveries           9,961,877        10,267,038             9,820,345          9,338,521         8,335,929
   Storage - LNG                      118,393           134,893               153,478            168,761           151,477
   Company Use and Miscellaneous
    Sales                              46,532            50,356                66,211             82,470           173,800
   System Loss                        326,894           357,649               390,601            370,265           341,143

      Total Gas Available          10,453,696        10,809,936            10,430,635          9,960,017         9,002,349

Total Assets                      $51,614,667       $49,579,447           $48,758,728        $45,325,270       $40,859,083

Long-Term Obligations             $17,504,047       $16,414,900           $16,530,499        $16,936,500       $ 9,364,500


SUMMARY OF CAPITALIZATION STATISTICS
Roanoke Gas Company And Subsidiaries
Years Ended September 30,




Common Stock:                         1995              1994                  1993               1992             1991

       Shares Issue               1,432,512         1,382,343            1,289,302           1,269,924         1,263,102
   Earnings Per Share
       Before cumulative effect
       of accounting change           $1.26             $1.25                $1.13               $1.03             $0.58
       Cumulative effect of
        accounting change                 -                 -                    -                   -              0.69
       Net earnings                   $1.26             $1.25                $1.13               $1.03             $1.27
   Dividends Paid Per Share (Cash)    $1.00             $1.00                $1.00               $1.00             $1.00
   Dividends Paid Out Ratio            79.4%             80.0%                88.9%               97.1%             78.7%
   Number of Shareholders             1,699             1,625                  901                 911               901

Capitalization Ratios:

   Long-Term Debt, Including  Current
    Maturities                         51.6              51.0                 54.5                55.9              42.5
   Common Stock and Surplus            48.4              49.0                 45.5                44.1              57.5
       Total                          100.0             100.0                100.0               100.0             100.0
   Long-Term Debt, Including
    Current Maturities          $18,683,462       $17,087,046          $17,549,817         $17,935,500       $10,374,500
    Common Stock and Surplus     17,555,172        16,424,919           14,652,663          14,176,330        14,029,201

Total Capitalization Plus
 Current Maturities             $36,238,634       $33,511,965          $32,202,480         $32,111,830       $24,403,701


                          ROANOKE GAS COMPANY

                           Board of Directors
           Lynn D. Avis President, Avis Construction Company
          Abney S. Boxley, III President, W. W. Boxley Company
                 Edward C. Dunbar Chairman of the Board
          Frank T. Ellet President, Virginia Truck Center, Inc.
         Frank A. Farmer, Jr. President and Chief Executive Officer
      Wilbur L. Hazlegrove Partner, Law Firm of Woods, Rogers & Hazlegrove
   W. Bolling Izard President, W. Bolling Izard Surety & Consulting Agency, Inc.
            J. Allen Layman President and Chief Executive Officer,
                         Botetourt Communications, Inc.
               John H. Parrott President, John H. Parrott Associates
             Thomas L. Robertson President, Carilion Health System and
                           Roanoke Memorial Hospitals
           S. Frank Smith Executive Vice President, Coastal Coal Sales, Inc.


                                   Officers
             Frank A. Farmer, Jr. President and Chief Executive Officer
            Roger L. Baumgardner Vice President, Secretary and Treasurer
                  Arthur L. Pendleton Vice President-Operations
              John B. Williamson, III Vice President-Rates and Finance Jane N. O'Keeffe Assistant Vice President-Human Resources
           J. David Anderson Assistant Secretary and Assistant Treasurer

                                BLUEFIELD GAS COMPANY
                                  Board of Directors
               Roger L. Baumgardner Vice President, Secretary and
                          Treasurer, Roanoke Gas Company
            Edward C. Dunbar Chairman of the Board, Roanoke Gas Company
Frank A. Farmer, Jr. President and Chief Executive Officer, Roanoke Gas Company
              John H. Parrott President, John H. Parrott Associates
      Arthur L. Pendleton Vice President- Operations, Roanoke Gas Company
                   John C. Shott President, Paper Supply Company
         Scott H. Shott Secretary and Treasurer, Paper Supply Company

                                          Officers
                              Frank A. Farmer, Jr. President
                      Arthur L. Pendleton Vice President-Operations
                 John B. Williamson, III Vice President-Rates and Finance
                       Roger L. Baumgardner Secretary and Treasurer

                                DIVERSIFIED ENERGY COMPANY
                               T/A Highland Propane Company
                                 & Highland Gas Marketing

                                    Board of Directors
                 Roger L. Baumgardner Vice President, Secretary and
                             Treasurer, Roanoke Gas Company
                Frank T. Ellett President, Virginia Truck Center, Inc.
Frank A. Farmer, Jr. President and Chief Executive Officer, Roanoke Gas Company
          Arthur L. Pendleton Vice President-Operations, Roanoke Gas Company
           S. Frank Smith Executive Vice President, Coastal Coal Sales, Inc.


                                        Officers
                             Frank A. Farmer, Jr. President
                    Arthur L. Pendleton Vice President-Operations
                    John B. Williamson, III Vice President-Manager
                     Roger L. Baumgardner Secretary and Treasurer

                                     NOTICE OF
                                   ANNUAL MEETING

                          The annual meeting of stockholders
                            of Roanoke Gas Company will be
                         held at the Executive Offices of the
                          Company, 519  Kimball  Avenue,  N.E.,
                              Roanoke,  Virginia at 9:00 a.m.,
                                   Monday, January 22, 1996.

                                   Roanoke Gas Company
                                     P. O. Box 13007
                                  Roanoke, VA 24030-3007
                                       540 983-3800

                       Roanoke Gas Company trades on Nasdaq as RGCO.

(Recycled logo)
Printed on Recycled Paper

                                   (Picture of fire flame)

                                   (Picture of fire flame)
                                         Roanoke Gas
                            Your Choice for Comfort and Economy

                      Transfer Agent and Dividend Disbursing Agent
                      First Union National Bank of North Carolina
                              Dividend Reinvestment Services
                                         P. O. Box 1154
                            Charlotte, North Carolina 28288-1154
                                           1-800-829-8432